UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 ____________

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          Cornerstone Properties Inc.
                               (Name of Issuer)

                       Common Stock, without par value

                        (Title of Class of Securities)

                               218916104
                                (CUSIP Number)
 Robert Lynch, Esq.                           with copies to:
 Managing Director                            Donald P. Madden, Esq.
 Deutsche Bank                                White & Case
 North America                                1155 Avenue of the
 Holding Corp.                                Americas
 31 West 52nd Street                          New York, NY 10036
 New York, NY 10019                           212-819-8800
 212-474-8600


           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                April 21, 1997
         ____________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).



                               Page 1 of 8 Pages
                       Exhibit Index Appears on page 7.

                                 SCHEDULE 13D


  CUSIP No.                         Page 2 of 8
 218916104                          Pages


   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Deutsche Bank AG
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) ( )
                                                                                                (b) ( )

   3    SEC USE ONLY


   4    SOURCE OF FUNDS
          OO

   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                    ( )
        PURSUANT TO ITEMS 2(d) or 2(e)
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Federal Republic of Germany

  NUMBER OF SHARES                 7      SOLE VOTING POWER
  BENEFICIALLY OWNED BY EACH                12,209
  REPORTING PERSON WITH
                                   8      SHARED VOTING POWER
                                            20,950
                                   9      SOLE DISPOSITIVE POWER
                                            12,209

                                   10     SHARED DISPOSITIVE POWER
                                            3,456,156

   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,468,365
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                              ( )

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          9.32%

  14    TYPE OF REPORTING PERSON

          HC, BK, CO


ITEM 1.   SECURITY AND ISSUER

          This statement on Schedule 13D relates to the Common Stock, without par value (the "Common Stock"), of Cornerstone Properties Inc.
("Cornerstone"), the principal executive offices of which are located at 126 East 56th Street, New York, New York 10022.


ITEM 2.   IDENTITY AND BACKGROUND

          This statement on Schedule 13D is being filed by Deutsche Bank AG ("DBAG"). The principal business of DBAG is the provision of financial and related services. DBAG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. DBAG is organized under the laws of the Federal Republic of Germany, and the address of its principal place of business is Taunusanlage 12, D-60325, Frankfurt am Main, Germany.

          The attached Schedule A is a list of the executive officers and directors of DBAG which contains the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
(iv) citizenship.

          During the last five years, neither DBAG nor, to the best knowledge of DBAG, any of the persons named on Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Shares of Common Stock held in proprietary trading accounts of DBAG were acquired in market transactions using funds of DBAG. Shares of Common Stock held in discretionary management accounts for clients were acquired in market transactions using client funds held in such accounts or paid into such accounts by clients. Except as set forth in Schedule B hereto, all such shares were acquired prior to the initial United States public offering of the Common Stock, which closed on April 21, 1997.

ITEM 4.   PURPOSE OF THE TRANSACTION

          DBAG acquired the Common Stock in the ordinary course of its business as discretionary investment manager.

          Neither DBAG nor, to the best knowledge of DBAG, any of the persons set forth on Schedule A, has any current plans or proposals that relate to or would result in (a) the acquisition by any person of additional securities of Cornerstone or the disposition of securities of Cornerstone; (b) an extra-ordinary corporate transaction, such as a merger, reorganization or liquidation of Cornerstone or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Cornerstone or any of its subsidiaries; (d) any change in the present board of directors or management of Cornerstone, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Cornerstone; (f) any other material change in Cornerstone's business or corporate structure; (g) changes in Cornerstone's charter, by-laws or instruments corresponding thereto, or other actions which may impede the acquisition of the control of Cornerstone by any person; (h) any of Cornerstone's securities being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) any of Cornerstone's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

          Notwithstanding the foregoing, DBAG may in the future determine to acquire additional Common Stock or to dispose of Common Stock in the management of its proprietary trading accounts and in the ordinary course of its business as investment manager.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  (i)  DBAG may be deemed the beneficial owner of    3,468,365
shares of Common Stock, constituting beneficial ownership of 9.32% of the total outstanding Common Stock, based on 37,198,186 shares of Common Stock outstanding as of May 12, 1997.

          (ii)  Two members of the Board of Managing Directors (see Schedule
A) may be deemed the beneficial holders of shares of Common Stock, as follows:
Carl L. von Boehm-Bezing (1900 shares, constituting less than 0.01% of the outstanding Common Stock) and Dr. Rolf-E. Breuer (1749 shares, constituting less than 0.01% of the outstanding Common Stock). Such shares are held in their personal accounts.

          (b)(i) DBAG may be deemed to have sole power to vote and dispose of 12,209 shares of Common Stock held in its proprietary trading accounts. Messrs. von Boehm-Bezing and Breuer may be deemed to have sole power to vote and dispose of the 1900 shares and 1749 shares, respectively, of Common Stock held in their personal accounts.

          (iii) DBAG may be deemed to have shared power to vote or to direct the vote of 20,950 shares of Common Stock held by Deutsche Morgan Grenfell Inc. in discretionary asset management accounts for its client. Deutsche Morgan Grenfell Inc. (and its clients holding such accounts, by reason of their right to terminate such accounts) may be deemed to share such power with DBAG.

          (iv) DBAG may be deemed to have shared power to dispose of or direct the disposition of 3,456,156 shares of Common Stock held by it or by direct or indirect wholly-owned subsidiaries in discretionary asset management accounts. Of such shares, 20,950 are held in accounts managed by Deutsche Morgan Grenfell, Inc.; 82,191 are held in accounts managed by Deutsche Bank (Suisse) S.A.; and 12,869 shares are held in accounts managed by Grunelius KG Privatbankiers. Such subsidiary companies (and their clients holding such accounts, by reason of their rights to terminate such accounts) may be deemed to share such power with DBAG.

          Deutsche Bank (Suisse) S.A. is a wholly-owned subsidiaries of DBAG. Its principal business is banking, including asset management. It is organized under the laws of Switzerland and the address of its principal place of business is Place des Bergues 3, Case postale 1416, CH-1211 Geneve 1, Switzerland.

          Deutsche Morgan Grenfell Inc. is an indirect wholly-owned subsidiary of DBAG. Its principal business is as a registered broker-dealer. It is organized under the laws of Delaware and the address of its principal place of business is 31 West 52nd Street, New York, NY 10019.

          Grunelius KG Privatbankiers is a wholly-owned subsidiary of DBAG. Its principal business is banking, including asset management. It is organized under the laws of Germany and the address of its principal place of business is Mainzer Landstr. 18, 60325 Frankfurt am Main, Germany.

          During the last five years, neither Deutsche Bank (Suisse) S.A., Deutsche Morgan Grenfell Inc. nor Grunelius KG Privatbankiers has been con-victed in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c) During the past sixty days, the persons referred to in Item 5(a) acquired Common Stock in market transactions carried out as described in Schedule B attached hereto.

          (d) Dividends received by DBAG and its subsidiaries named herein on Common Stock held in discretionary asset management accounts for their clients and proceeds from the sale thereof are received for the benefit of such clients.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Neither DBAG nor, to the best knowledge of the DBAG, any of the individuals identified in Schedule A has any contract, arrangement, understanding or relationship with any person with respect to any security of Cornerstone, except that Dr. Rolf-E. Breuer, referred to in Item 5(a)(ii) and a director of Cornerstone, holds a option to purchase from Cornerstone 10,000 shares of Common Stock.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

            Not applicable.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 1997

                                 DEUTSCHE BANK AG

                                 By: /s/ Dieter Eisele
                                     DR. DIETER EISELE
                                 Title: Head of Compliance


                                 By: /s/ Rondal Eric Powell
                                     RONDAL ERIC POWELL
                                 Title: Vice President

                                                                    SCHEDULE A


          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.



                                                                                                       Present Principal
             Name and Citizenship                           Business Address                       Occupation or Employment

 Carl L. von Boehm-Bezing                       Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Rolf-E. Breuer                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60262 Frankfurt
                                                The Federal Republic of Germany
 Michael Dobson                                 Deutsche Bank AG                           Member of the Board of Managing
 United Kingdom                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Michael Endres                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60262 Frankfurt
                                                The Federal Republic of Germany
 Dr. Tessen von Heydebreck                      Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Jurgen Krumnow                             Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Georg Krupp                                    Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
 Dr. Ronaldo H. Schmitz                         Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany

 Dr. Josef Ackermann                            Deutsche Bank AG                           Member of the Board of Managing
 Swiss                                          Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany



 Dr. Ulrich Weiss                               Deutsche Bank AG                           Member of the Board of Managing
 German                                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                                60325 Frankfurt
                                                The Federal Republic of Germany
